            305 N. 54th Street, Chandler AZ 85226
Tel: 480 333-2200
www.comtech.com

March 7, 2025
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jennifer Thompson and Hugh West, Division of Corporation Finance, Office of Manufacturing
RE: Request for SEC Comment Letter Extension for COMTECH TELECOMMUNICATIONS CORP /DE/ (CIK:0000023197)

Dear Jennifer Thompson and Hugh West, Division of Corporation Finance, Office of Manufacturing:
Comtech Telecommunications Corp. (the “Company”) confirms receipt of the written comments of the staff of the Securities and Exchange Commission (the “Commission”), dated February 26, 2025, on the Company’s Form 10-K for the Fiscal Year Ended July 31, 2024, filed with the Commission on October 30, 2024, and on the Company's Form 10-Q for the Fiscal Quarter Ended October 31, 2024, filed with the Commission on January 13, 2025 (collectively, the “Comment Letter”).
The Company believes that it will require additional time to consider and respond to the Commission’s comments. Accordingly, the Company respectfully requests an extension of ten business days to respond to the Comment Letter.
The Company anticipates submitting a response to the Comment Letter on or before March 26, 2025. If it is possible for the Company to submit a response to the Commission earlier than the requested extension date of March 26, 2025, it will do so promptly upon completion.
Thank you in advance for your time and consideration of our request. If there are any questions please do not hesitate to contact me, Michael A. Bondi, the Company's Chief Financial Officer, at 631-962-7106 or michael.bondi@comtech.com.

Sincerely,

COMTECH TELECOMMUNICATIONS CORP.
/s/ Michael A. Bondi
By:
Name: Michael A. Bondi
Title: Chief Financial Officer